Laser Master International, Inc.
1000 First Street
Harrison, NJ 07029

May 11, 2009

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Laser Master International, Inc.
Form 10-K for the fiscal year ended November 30, 2008
Filed March 17, 2009
File No. 002-76262-NY

Dear Ms. Cvrkel:

          Laser Master International, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 27, 2009 (the “Letter”) to Mendel Klein, the Chairman and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 17, 2009 (the “10-K”). We hereby furnish our response to the Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Financial Statements, page 8
Consolidated Statements of Income, page 10

Staff Comment

1.

We note the classification of rental income as “other” income. In this regard, we note that your rental income has grown, as well as your investments in real estate on the balance sheet. Please tell us what consideration you have given to presenting your rental income with revenues as part of operating income on your statement of income considering real estate is the new focus of the business. To the extent the company plans to grow the real estate business and continue making investments in this business, please revise your financial statements to present rental income and any related expenses as revenue and cost of revenues, respectively. See Rule 5-03(b)(1) and (2) of Regulation S- X for guidance.

May 11, 2009

Response

          Our Chicago property generated $480,225 of the total $495,975 in rental income. The remaining rental income was generated from a property in Magnolia, TX. For the fiscal year ending November 30, 2008, our rental income accounted for less than 2.5% of our total revenue. In addition, the real estate ventures we invested in are in the development stage and therefore no revenue is being generated at this time from those joint ventures. In future filings, we will include all rental income as part of revenues in our financial statements.

Notes to Consolidated Financial Statements, page 13
Note 2 – Investments page 15

Staff Comment

2.

It appears from your disclosure on page 21 that Mendel Klein’s (your largest shareholder) son in law also has partial ownership in the three real estate developments partially owned by you. In this regard, please tell us if you are referring to the three joint ventures disclosed on page 15. If so, please tell us the ownership percentage owned by Mendel Klein’s son in law. Also, tell us how you considered Mendel Klein’s son in law’s ownership percentage for each joint venture disclosed on page 15 in evaluating whether you controlled each joint venture under the provisions of ARB 51, which would require the joint ventures to be consolidated in your financial statements if you have a controlling financial interest through direct or indirect ownership of a majority voting interest. If the three real estate developments referred to on page 21 are different than the three joint ventures disclosed on page 15, please tell us how you account for them in your financial statements. We may have further comment upon receipt of your response.

Response

          The three joint ventures partially owned by Mendel Klein’s son-in-law (the “Son-In-Law”) are the same three real estate joint ventures disclosed on page 15 of the 10-K (the “Real Estate Ventures”). While the Son-In-Law owns approximately 18% of each of the equity interests in the Real Estate Ventures, he has no ownership interest in the Company. Moreover, despite the familial relationship, the Company has no control over the ownership interests in the Real Estate Ventures held by the Son-In-Law. Therefore, the Company has determined that it does not have a controlling financial interest in the Real Estate Ventures.

Staff Comment

3.	We note from your disclosure that the three joint ventures disclosed on page 15 have no earnings and note from your disclosure on page 4 that the current sluggish real estate

May 11, 2009

market does not demand new developments. In consideration of the above factors, please tell us and disclose in your financial statements on a separate basis, if there has been a loss in value associated with any of your three real estate joint ventures and your basis in concluding that the loss was temporary or other than temporary. See paragraph 19(h) of APB 18 for guidance. If there was no loss in value associated with any of your three real estate joint ventures, please explain your facts, circumstances, and assumptions used to support this conclusion. Furthermore, please disclose and tell us the nature, (i.e. real estate development, rental properties, etc.) and the location(s) of the underlying investment properties for each real estate joint venture disclosed on page 15. We may have further comment upon receipt of your response.

Response

          The reference to the “sluggish” real estate market refers specifically to the raw land acquired in Swan Lake, NY for which we have not started any development.

The three real estate joint ventures are as follows:

“As of November 30, 2008, the Company is a one-third member of a limited liability corporation that is a 55% member of another limited liability corporation which is a real estate joint venture. As of November 30, 2008 and 2007 the Company contributed $590,570 and $421,970, respectively to the joint venture which represented 31% and 32%, respectively of the total capital of the joint venture. For the year ended November 30, 2008 and 2007 there were no earnings or losses in the joint venture for the Company to recognize.”

          This is a real estate development project on 130 Grand St., Brooklyn, NY. The property had a factory building on site that was destroyed, and in its place a five story building is being constructed. The property was approved for 21 residential condo units that will either be sold or rented when the construction is completed. Based on due diligence conducted by the Company, including various discussions with local real estate brokers and building contractors, the Company believes there is a market for these units in the area and the Company therefore currently has no reason to believe that this property has an impairment issue.

“As of November 30, 2008 the Company is a one-third member of a limited liability corporation that is a 55% member of another limited liability corporation which is a real estate joint venture. As of November 30, 2008 the Company contributed $591,000 and $457,667, respectively to the joint venture which represented 28% and 33%, respectively of the total capital of the joint venture. For the year ended November 30, 2008 and 2007 there were no earnings or losses in the joint venture for the Company to recognize.”

          This is a real estate development project on 72 South 4th St., Brooklyn, NY. The property had a warehouse building on site that was destroyed, and in its place a six story building is being constructed. The property was approved for 30 residential condo units that will be either sold or rented when the construction is completed. Based on due diligence conducted by the Company, including various

May 11, 2009

discussions with local real estate brokers and building contractors, the Company believes there is a market for these units in the area and the Company therefore currently has no reason to believe that this property has an impairment issue.

“As of November 30, 2008 and 2007 the Company is a 7.75% member of a limited liability corporation which is a real estate joint venture. As of November 30, 2008 and 2007 the Company contributed $799,000 and $775,000, respectively to the joint venture which represented 19% and 21%, respectively of the total capital of the joint venture. For the year ended November 30, 2008 and 2007 there were no earnings or losses in the joint venture for the Company to recognize”

          This property consists of three commercial office buildings totaling 440,000 square feet located at 3637 Cremazie, Montreal, Canada. These buildings will be renovated to loft style office space as soon as financing is available. The Company currently has no earnings or losses associated with these properties.

          Based on due diligence conducted by the Company, including various discussions with local real estate brokers and building contractors, the Company believes there is a strong market for loft style office space in that area and the Company therefore currently has no reason to believe that this property has an impairment issue.

Note 10 - Rental Income and Operating Leases, page 18

Staff Comment

4.

We refer to the lease on the owned investment property in Chicago. Please clarify for us, and revise future filings to disclose, the reason for the difference in the lease term of 302 months and the 265 monthly payments to be received. In addition, it appears that you account for this lease as an operating lease and apply the straight-line method of rental income recognition. In this regard, please explain why this lease did not meet the criteria, as stipulated in paragraph 26 of FAS No. 13, to be accounted for as a sales-type lease or direct financing lease. Also, please provide us with and disclose in future filings the carrying book value of your investment property in Chicago for each period presented, separately disclosing gross cost and accumulated depreciation. We may have further comment upon receipt of your response.

Response

          The reason for the difference in the 302 month term of the lease for the Chicago property (the “Chicago Lease”) and the 265 monthly rent payments to be received is that the Chicago Lease provides that no rent is to be paid in the final three years of the lease term.

          We recorded the Chicago Lease as an operating lease based on the guidance in paragraph 34 of FAS 13. Paragraph 34 of FAS 13 noted that if the criteria in paragraphs 7 and 8 of FAS 13 were not met then the transaction should be accounted for as a purchase and an operating lease. After applying the

May 11, 2009

criteria found in paragraphs 7 and 8 of FAS 13 to the Chicago Lease we determined that none of the criteria were met and therefore recorded the transaction as a purchase and operating lease.

          As of November 30, 2008, the cost of the property was $7,715,526 and accumulated depreciation was $403,870 for a net book value of $7,311,656. The Company shall undertake to disclose the carrying book value of the Chicago property, separately disclosing gross cost and accumulated depreciation, in future filings.

Staff Comment

5.

We note from your disclosure on page 18 that you own 52.5% of an investment property in Magnolia, Texas. In this regard, please tell us and disclose in future filings whether or not you consolidate this investment property in your financial statements and your basis for your accounting treatment, supported by the applicable accounting literature. Also, please provide us with and disclose in your financial statements the aggregate carrying amount of this investment.

Response

          The Magnolia, Texas property was purchased for $265,198 by the Company, which owns 52.5%, and a third party, which owns the remaining 47.5%. The total annual rental income for this property is $30,000. The Company did not record any expenses related to the property during the year ended November 30, 2008 as the lessee is obligated to pay all expenses. Due to the Company’s 52.5% ownership of the property the Company does meet the requirements for consolidation, however, due to the immaterial nature of the investment the Company elected not to consolidate. The Company’s 52.5% ownership is only 1.5% of its total net fixed assets and the Company’s portion of rental income is only 3% of its total rental income and .07% of its total revenue including rental income.

Staff Comment

6.

We note from your disclosure that in 2006 you sold a building to an unrelated party and entered into a lease to rent a minor portion of the building. In this regard, please tell us if there was a profit or loss associated with this sale, and how you accounted for the profit or loss in accordance with paragraph 33 of SFAS No. 13.

Response

          The details of this transaction were previously reported in the financial statements contained in our Annual Report on Form 10-KSB for the fiscal year ending November 30, 2007, which stated as follows:

NOTE 4 – PROPERTY AND EQUIPMENT

“During the year ended November 30, 2006 the Company sold a building located in Harrison, New Jersey for $12,000,000, purchased land for $1,650,000 in Swan Lake, New York and an

May 11, 2009

investment property for $7,714,746 in Chicago, Illinois as part of a 1031 like-kind exchange. In addition, the company sold equipment for $912,337. The net gain on the sale of the building and equipment was $7,833,771.”

The sale of the building occurred during the fiscal year ended November 30, 2006 and thus this disclosure was not required in our Annual Report on Form 10-K for the year ended November 30, 2008.

Exhibit 31

Staff Comment

7.	Please revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K in future filings.

Response

          As requested, the Company will undertake to include in all future certifications made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 the language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

***

          We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the 10-K do not foreclose the Commission from taking any action with respect to the 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (973) 482-7200.

Sincerely,

/s/ Mendel Klein
Mendel Klein
Chairman and Chief Executive Officer

cc:  Heather Clark